# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OHIO VALLEY BANC CORP, CIK 0000894671
CUSIP: 677719106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 420 Third Avenue, Gallipolis, Ohio (OH), 45631
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001513044

## Reporting persons
- OHIO VALLEY BANK Co: type of reporting person: bank (BK); citizenship or place of organization: Ohio (OH); sole voting power 23,758; sole dispositive power 23,758; shared dispositive power 340,562; aggregate amount beneficially owned 364,320 (7.7% of the class)
- OHIO VALLEY BANC CORP: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ohio (OH); shared dispositive power 340,562; aggregate amount beneficially owned 340,562 (7.2% of the class)

## Item 1. Issuer
Name of issuer: OHIO VALLEY BANC CORP
Address of issuer's principal executive offices: 420 Third Avenue, Gallipolis, Ohio, 45631

## Item 2. Person Filing
Name of person filing:
Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust
The Ohio Valley Bank Company
Address of principal business office or, if none, residence:
420 Third Avenue
Gallipolis, OH 45631
Citizenship: The Ohio Valley Banc Corp. Employees' Stock Ownership Plan and Trust was formed, and The Ohio Valley Bank Company was incorporated, under the laws of the State of Ohio.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 340,562
Percent of class: 7.2
Shared power to dispose or to direct the disposition: 340,562

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- OHIO VALLEY BANK Co: Scott W. Shockey, OHIO VALLEY BANK Co (02/14/2025)
- OHIO VALLEY BANC CORP: Scott W. Shockey, OHIO VALLEY BANC CORP (02/14/2025)